Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

29 January 2014

PRIMA BIOMED SECOND QUARTER HIGHLIGHTS AND MANAGEMENT CONFERENCE CALL

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today released its Appendix 4C – Quarterly Report for the second quarter of financial year 2014, the three month period ending 31 December 2013.

The Company ended the quarter with approximately A$28.58 million in cash and term deposits. The majority of funds spent during the quarter were related to ongoing development activities of Prima’s lead product in clinical development, CVacTM.

Webcast and Conference Call Information

Prima’s management will hold a conference call to discuss its second quarter financial results and its R&D progress on February 6, 2014 at 9:00am (Sydney local time). This corresponds to Wednesday, February 5, 2013 at 5:00pm U.S. Eastern standard time. The Conference call dial-in numbers are as follows:

Australia Toll Free	1 800 131 617
Australia Alternate Toll Free	1 800 838 758
USA & Canada	1 855 237 2970
Germany	0800 189 9369

The call will also be audio webcast with additional supplemental slides available via http://www.media-server.com/m/go/PrimaBiomed_Feb14. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay and a transcript of the teleconference will be available through Prima’s website following the live event.

Operational Highlights of the Second Quarter

Update of CVac clinical development program. In November 2013, Prima announced significant updates to its CVac clinical development program based on the progression-free survival data from its CAN-003 trial. In the CAN-003 trial, CVac demonstrated a strong trend of increased progression-free survival in ovarian cancer patients in remission after second line treatment, as compared to those patients who did not receive CVac.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

Based on these results, Prima will enroll a new cohort for the CAN-004 trial of 210 epithelial ovarian cancer patients in remission after second-line platinum-based chemotherapy. This trial will be conducted as an amendment to the CAN-004 protocol. The primary endpoint for this study will be Overall Survival (OS); secondary endpoints include progression-free survival (PFS), adverse events, and immune monitoring.

Prima announced, after the end of the reporting quarter in January 2014, that the amended CAN-004 protocol had been approved by the Belgian regulatory agency. The Company anticipates that other countries will soon follow and that recruitment of patients into the amended CAN-004 trial will start on schedule by the second quarter of calendar year 2014.

Prima will also move forward with a 40-patient pilot, multicenter, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients. This trial will assess OS, PFS, adverse events, and immune monitoring.

Neopharm Ltd. license. Prima entered into its first corporate partnership of CVac with Neopharm Group in November 2013. The binding term sheet grants Neopharm an exclusive license to market and sell CVac in Israel and the Palestinian Authority.

Presentation of CAN-003 phase 2 trial results at European Cancer Congress. Dr. Jeffrey Goh, one of the lead investigators for CAN-003, presented CAN-003 trial results during the Gynecological Cancer Session of the European Cancer Congress on October 1, 2013 in Amsterdam.

CAN-003 poster presentation at the Society for Immunotherapy of Cancer annual meeting. Prima’s Chief Technical Officer, Dr. Sharron Gargosky delivered a poster presentation on November 8, 2013 entitled, “Study of Autologous Dendritic Cell Therapy Targeting Mucin 1 as a Treatment for the Maintenance of Ovarian Cancer Patients in Remission” in National Harbor, MD at the Society for Immunotherapy of Cancer 28th annual meeting.

Expert panel discussion of CVac clinical trial. An expert panel discussion moderated by Jason Kolbert, Senior Biotechnology Analyst at Maxim Group, entitled “Ovarian Cancer: Next Generation Immunotherapies” was held in December 2013. The CVac data and Prima’s development plans were discussed by clinical experts in the field.

END

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889